Date 20 October 2000

FOR ANNOUNCEMENT TO THE MARKET
ONESTEEL SPIN OUT SCHEMES EFFECTIVE

Dear Sir,

I advise that The Broken Hill Proprietary Company Limited today lodged with the Australian Securities and Investments Commission (ASIC) office copies of the orders made by Warren J of the Victorian Supreme Court on 18 October 2000 approving the schemes of arrangement between the Company and holders of both its fully paid and partly paid ordinary shares.

On lodging the Court orders with ASIC, the schemes of arrangement become effective pursuant to section 411 of the Corporations Law and the spin-out of OneSteel from BHP will occur on 31 October 2000.


Yours faithfully,



R V Taylor
Assistant Secretary